FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JOINT PRESS RELEASE

SUEZ and Gaz de France sign an industrial partnership project to generate electricity from natural gas in the south of France

Paris, January 26, 2006—SUEZ, through its subsidiary Electrabel France, and Gaz de France signed an industrial partnership project (memorandum of understanding) on January 10 to develop and diversify their respective electricity production and supply operations.

Electrabel France and Gaz de France have agreed to develop in coordination two combined cycle gas turbine projects, of approximately 420 MW each, which they had planned to undertake separately in the Fos-sur-Mer industrial zone:

-	for Gaz de France, at the Sollac Méditerranée site (planned startup in 2008);
-	for SUEZ, on a leased property of port Autonome of Marseille (planned startup in 2009).

Under the terms of the agreement, SUEZ and Gaz de France will actively seek synergies between the two projects, particularly in the areas of project engineering, operation and maintenance. They also look to benefit from economies of scale arising from the enlarged project scope.

In addition, this memorandum of understanding provides for reciprocal shareholdings in the companies owning the respective assets, as well as reciprocal contracts for capacity sharing.

For SUEZ, this industrial partnership project represents a direct application of the Group’s strategy announced in August 2005 to invest in new and profitable capacity increase projects in Europe, including EPR; new combined-cycle gas turbine units; and renewable energy projects.

To meet its customers’ needs, Gaz de France intends to create a profitable, optimized portfolio of electricity supplies composed of resources contracted on a short and long-term basis, as well as its own resources. In this respect, the Group intends to have an available production capacity in France enabling it to provide its customers a combined electricity and natural gas offer.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of 40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Gaz de France is a major energy player in Europe. The leading European natural gas supplier, the Group has more than 45,000 employees, recorded net sales of €18.13 billion in 2004, and serves 12.3 million customers, including 10.9 million in France. Listed on the Paris Stock Exchange since July 2005, the Group joined the CAC 40 share index and the Dow Jones Stoxx 600 in September 2005.

Disclaimer SUEZ

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Disclaimer Gaz de France

This press release contains forward-looking statements based on estimates and forecasts of Gaz de France’s management. Readers are informed that such statements, made as of data available today, are subject to risk and uncertainty factors. Therefore, actual results or events may differ from such forward-looking information and statements, which readers shall not consider as certain. Please not that Gaz de France disclaims any obligation to update the forward-looking information contained in this press release.

Press Contacts:		Analyst Contacts:
France: Antoine Lenoir:	+33 1 4006 66 50	Arnaud Erbin:	+33(0)1 4006 6489

Belgium: Guy Dellicour:	+32 2 370 34 05

GAZ DE FRANCE
Sabine Wacquez:	+33 1 4754 2443	Charles L. Ranunkel:	+33(0)1 4754 7904

This release is also available on the Internet: http://www.suez.com—http://www.gazdefrance.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary